United States
Securities and Exchange Commission
Washington, D.C. 20549

______________________________

Schedule TO

(Amendment No. 1)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Atlas Financial Holdings, Inc.
(Name of Subject Company (issuer))

Atlas Financial Holdings, Inc. (Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

______________________________

Three Warrants exercisable for one Ordinary Share at an exercise price of C$6.00 per share
(Title of Class of Securities)

G06207115
(CUSIP Number of Ordinary Shares Underlying Warrants)
______________________________

Atlas Financial Holdings, Inc.
Attention: Paul Romano
Vice President and Chief Financial Officer
150 Northwest Point Boulevard
Elk Grove Village, Illinois 60007
USA
(847) 700-8603
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
______________________________

Copy to:
Paul Fitzgerald
Norton Rose Canada LLP
Suite 3800, Royal Bank Plaza, South Tower
200 Bay Street
Toronto, Ontario, M5J 2Z4
(416) 216-4000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
U.S.$1,659,792.50	U.S.$226.40

(1)
Calculated solely for purposes of determining the amount of the filing fee. Based upon the offer to purchase up to 3,983,502 warrants exercisable for an aggregate of 1,327,834 ordinary shares of Atlas Financial Holdings, Inc. at a purchase price of U.S.$1.25 in cash for every three warrants tendered (41⅔ U.S. cents per warrant).

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals U.S.$136.40 per U.S.$1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$144.89	Filing Party:	Atlas Financial Holdings, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	April 12, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    third-party tender offer subject to Rule 14d-1.

☑    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO-I (the “Original Schedule TO”, and as amended by this Amendment No. 1, the “Schedule TO”) originally filed on April 12, 2013 by Atlas Financial Holdings, Inc., a corporation continued in the Cayman Islands (“Atlas” or the “Corporation”). This Schedule TO relates to the tender offer by Atlas to all of the holders of the Warrants to purchase all of the issued and outstanding Warrants as of the Expiration Date upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 12, 2013 (the “Offer to Purchase”), the accompanying Issuer Bid Circular (“Circular”), the related Letter of Transmittal, Notice of Guaranteed Delivery and Lock-Up Agreement, as amended by a Notice of Change and Variation dated May 3, 2013 (the “Notice”) which, collectively, as amended or supplemented from time to time, constitute the “Tender Offer”. The Notice was mailed to all Warrantholders on May 3, 2013.

This Amendment No. 1 includes only the items in the Original Schedule TO that are being amended and/or supplemented. Unaffected items are not included herein. Except as specifically set forth herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule TO. This Amendment No. 1 should be read together with the Original Schedule TO and the exhibits thereto and hereto.

All information in the Tender Offer, including all schedules and exhibits thereto, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided for herein.

This Amendment No. 1 and the Original Schedule TO are intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Offer to Purchase and Circular.

Item 1. Summary Term Sheet

The information under the heading “Summary Term Sheet” in the Offer to Purchase, included in Exhibited (a)(1)(A) to the Original Schedule TO, as amended by the Notice included in Exhibit (a)(1)(F) hereto, is incorporated herein by reference.

Item 4. Terms of the Transaction

Section (a) under Item 4 of the Original Schedule TO is hereby deleted in its entirety and replaced with the following:

(a)
The material terms of the transaction are incorporated herein by reference from the “Summary Term Sheet” - Offer to Purchase, included in Exhibit (a)(1)(A) to the Original Schedule TO, as amended by the Notice included in Exhibit (a)(1)(F) hereto. Warrants purchased under the Tender Offer will represent a reduction in the capital and a corresponding decrease in the Corporation's cash. Therefore, there will be no material differences in the rights of security holders as a result of this transaction.

In the last ten trading days, the Shares have traded on the NASDAQ from a low of U.S.$6.61 to a high of U.S.$7.50. On May 3, 2013, the closing price of the Shares on the NASDAQ was U.S.$7.31, which represents a premium above the Purchase Price. There is no established reporting system or market for the Warrants and Warrantholders are urged to obtain the best available information as to potential current market prices of the Warrants (including the Updated Valuation included in Exhibit (a)(1)(G) hereto), and, to the extent available, the Shares before making a decision whether to tender their Warrants for purchase.

Item 10. Financial Statements

Sections (a)-(b) under Item 10 of the Original Schedule TO are hereby deleted in their entirety and replaced with the following:

(a)
Not material. The consideration offered consists solely of cash; the Tender Offer is not subject to any financing condition; and the Tender Offer is for all outstanding securities of the subject class.

(b)
The information under the heading “Section 24 - Pro Forma Information” in the Circular, included in Exhibit (a)(1)(A) hereto, as amended by the Notice included in Exhibit (a)(1)(F) hereto, is incorporated herein by reference.

Item 11. Additional Information

Item 11 of the Original Schedule TO is hereby deleted in its entirety and replaced with the following:

Atlas retained Capital Canada Limited (“Capital Canada”) to prepare a formal valuation of the Warrants which was delivered in a report of Capital Canada dated April 11, 2013 (the “Original Valuation”). At the request of Atlas, Capital Canada provided an updated formal valuation (the “Updated Valuation”) in a report dated April 30, 2013.

The information set forth in the Offer to Purchase and Circular, Original Valuation, the related Letter of Transmittal, Notice of Guaranteed Delivery and Lock-Up Agreement, Notice and Updated Valuation, copies of which are filed as Exhibits (a)(1)(A), (a)(1)(B), a(1)(C), (a)(1)(D), (a)(1)(E), (a)(1)(F) and (a)(1)(G) hereto, respectively, is incorporated herein by reference.

Item 12. Exhibits

Item 12 of the Original Schedule TO is hereby amended and supplemented by adding the following exhibits to the exhibit index:

(a)(1)(F)    Notice of Change and Variation dated May 3, 2013.
(a)(1)(G)    Updated Valuation dated April 30, 2013.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ATLAS FINANCIAL HOLDINGS, INC.
By:	/s/ Scott D. Wollney
Scott D. Wollney
President and Chief Executive Officer

Date: May 3, 2013

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated April 12, 2013 and the accompanying Issuer Bid Circular.
(a)(1)(B)*	Valuation dated April 11, 2013.
(a)(1)(C)*	Letter of Transmittal.
(a)(1)(D)*	Notice of Guaranteed Delivery.
(a)(1)(E)*	Lock-Up Agreement.
(a)(1)(F)	Notice of Change and Variation dated May 3, 2013.
(a)(1)(G)	Valuation dated April 30, 2013.
(a)(2)	Not applicable.
(d)*	Schedule 14A dated April 11, 2012.
(g)	Not applicable.
(h)	Not applicable.

*    Previously filed with the Original Schedule TO on April 12, 2013